SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 (Amendment #5)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                MC SHIPPING INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   55267Q 104
                                 (CUSIP Number)

       Patrick Rosselet                               Michael Lloyd
     Trust Company Complex                 Third Floor, Millennium Bridge House
Ajeltake Road, Ajeltake Island                        3 Lambeth Hill
Majuro, Marshall Islands 96960                       London EC4V 4AJ
        +377 92 051010                                United Kingdom
                                                   +44 (0)20 7920 9666

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                 with copies to:

 Christopher Edwards, Esq.                          Peter E. Ruhlin, Esq.
Marine Legal Services Ltd.                                Linklaters
        Gate House                               1345 Avenue of the Americas
    1 Farringdon Street                               New York, NY 10105
      EC4M 7NS London                                   (212) 903-9000
      United Kingdom
    +44 (0)20 7329 2422

                                  July 28, 2006
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                  Page 2 of 33 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     V. Investments Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC/BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Marshall Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,492,385
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,492,385
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     265,937
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                  Page 3 of 33 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     V. Ships Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,492,385
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,492,385
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     265,937
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                  Page 4 of 33 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     V. Ships Group Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Isle of Man
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,492,385
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,492,385
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     265,937
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                  Page 5 of 33 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     V. Holdings Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Isle of Man
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,492,385
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,492,385
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     265,937
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                  Page 6 of 33 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Greysea Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,492,385
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,492,385
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     265,937
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                  Page 7 of 33 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Close Securities Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,492,385
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,492,385
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     265,937
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                  Page 8 of 33 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Close Investment Partners Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,492,385
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,492,385
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     265,937
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                  Page 9 of 33 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Navalmar Transportes Maritimos LDA
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC/BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Portugal
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,492,385
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,492,385
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,226,448
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 10 of 33 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     CO.FI.PA SpA
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC/BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Italy
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,492,385
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,492,385
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,226,448
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 11 of 33 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

     Enrico Bogazzi
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC/BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Italy
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,492,385
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,492,385
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,226,448
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 12 of 33 Pages
------------------------                                ------------------------


         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the Reporting Persons (as enumerated in Item 2) have agreed to file one statement with respect to their ownership of common stock of MC Shipping Inc. The Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. This joint Schedule 13D/A of the Reporting Persons is hereinafter referred to as the "Statement."

Item 1.  Security and Issuer.


         This Statement relates to the common stock, US$0.01 par value (the "Common Shares"), of MC Shipping Inc., a Liberian corporation (the "Issuer"). The principal executive offices of the Issuer are located at 24, avenue de Fontvieille, 98000 Monaco.

Item 2.  Identity and Background.


         Item 2 (a) - (c) and (f) below is hereby amended and restated by (each a "Reporting Person" and, collectively, the "Reporting Persons") as follows:

         V. Investments Limited, with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is a
Marshall Islands company organized to hold certain asset investments.

         V. Holdings Limited, with its principal offices at Eaglehurst, Belmont Hill, Douglas, Isle of Man IM1 4NY, is a holding company organized under the laws of the Isle of Man that wholly owns V. Investments Limited and V. Ships Group Ltd.

         V. Ships Group Ltd. is a holding company organized under the laws of the Isle of Man with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10). V. Ships Group
Ltd. wholly owns V. Ships Inc.

         V. Ships Inc., with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is a holding company organized under the laws of Liberia.

         Greysea Limited, with its principal offices at "Aigue Marine", 24 avenue de Fontvieille, B.P. 639, MC - 98013, Monaco (+377 92-05-10-10), is a private investment vehicle organized under the laws of Guernsey that partially owns V. Holdings Limited.

         Close Securities Limited, with its principal offices at 10 Throgmorton Avenue, London, EC2N 2DL, United Kingdom (+44 (0)207-065-1100), is a fellow subsidiary of Close Investment Partners Limited and the nominee holder of Close Investment Partners Limited's investment in V. Holdings Limited.

         Close Investment Partners Limited, a UK company with its principal offices at with its principal offices at 10 Throgmorton Avenue, London, EC2N 2DL, United Kingdom (+44 (0)207-065-1100), is the general partner of a limited partnership which invests in V. Holdings Limited.

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 13 of 33 Pages
------------------------                                ------------------------


         Navalmar Transportes Maritimos LDA, with its principal offices at Rua Dos Murcas 15, Sala G, 2nd Andar, 9000 Funchal (Madeira) Portugal (+3 51 291 238565), is a Portuguese company which owns and operates a fleet of vessels.

         CO.FI.PA SpA, (formerly known as Bogazzi Fimpar SpA), with its principal offices at Via Cadorna 49/A, 54036, Marina di Carrara, Italy (+390 585-631665), is an Italian holding company that beneficially owns approximately 74% of Navalmar (UK) Limited and approximately 74% of Navalmar Transportes Maritimos LDA.

         Enrico Bogazzi, an Italian citizen with his principal office at Via Cadorna 49/A, 54036, Marina di Carrara, Italy (+390 585-631665), is the majority shareholder and a director of CO.FI.PA SpA. Enrico Bogazzi is also a director of B Navi SpA, a ship management company, and Vittorio Bogazzi & Figli SpA, a ship agency company.

         The directors and executive officers of the Reporting Persons are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person: (i) name, (ii) business address;
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment was conducted and (iv) citizenship.

         (d) - (e) During the last five years, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any person named in
Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining them from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.


Item 3 is amended and restated as follows:

         As described under Item 4 below, V. Investments Limited and Navalmar
(UK) Limited entered into a sales agreement (the "Sales Agreement") with Vlasov Investment Corporation (the "Seller"), a Liberian corporation, to purchase in aggregate 4,168,000 Common Shares in consideration of US$2.76 per Common Share, totaling US$11,503,680 (the "Purchase Price"). Of these 4,168,000 Common Shares, 1,946,456 were purchased by V. Investments Limited for US$5,372,215.56 and 2,221,544 were purchased for US$6,131,464.44 by Navalmar (UK) Limited.

         At completion on May 13, 2004, Navalmar (UK) Limited funded its entire portion of the Purchase Price with cash provided by a loan from its shareholders. V. Investments Limited funded its portion of the Purchase Price with cash provided by its shareholders in two separate payments to the Seller.

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 14 of 33 Pages
------------------------                                ------------------------


         As described under Item 4 below, Navalmar Transportes Maritimos LDA, a sister company of Navalmar (UK) Limited, agreed to purchase 1,780,000 Common Shares of MC Shipping from V. Investments Limited for an aggregate purchase price of US$16,020,000. On October 5, 2005, Navalmar Transportes Maritimos LDA funded the purchase price with a combination of owned liquid assets and a partial contribution of borrowed funds in the amount of US$5,000,000 to be repaid in equal installments over five years at LIBOR plus.

         On November 30, 2005, Navalmar Transportes Maritimos LDA purchased 2,800,744 Common Shares from Navalmar (UK) Limited for an aggregate purchase price of US$27,027,180 (US$9.65 per share). Navalmar Transportes Maritimos LDA funded the purchase price with its own liquid assets.

         On November 16, 2005, Navalmar Transportes Maritimos LDA entered into an agreement whereby it agreed to sell to Weco Rederi As, a Danish corporation ("Weco Rederi"), 555,555 Common Shares for an aggregate purchase price of US$4,999,995 (US$9.00 per share). The securities were transferred on December 15, 2005.

         On July 28, 2006, V. Investments Limited and Greysea Limited agreed to sell their remaining interest in MC Shipping, 265,937 Common Shares for an aggregate sale price of US$2,872,119 (US $10.80 per share) to Weco Rederi.

Item 4.  Purpose of Transaction.


Item 4 is amended and restated as follows:

         On May 4, 2004, Navalmar (UK) Limited and V. Investments Limited (the "Purchasers") finalized the Sales Agreement to purchase the 4,168,000 Common Shares owned by Vlasov Investment Corporation.

         The Purchasers agreed to pay Vlasov Investment Corporation US$2.76 per Common Share, which totaled US$11,503,680. As described in Item 3 above, Navalmar (UK) Limited paid the entire amount of consideration due the Seller for the 2,221,544 Common Shares it purchased from the Seller on May 13, 2004, the date of closing of the transaction. V. Investments Limited paid for its shares in two separate payments.

         On August 16, 2005, Navalmar Transportes Maritimos LDA, a sister company to Navalmar (UK) Limited, entered into a transaction for the purchase of 1,780,000 shares of MC Shipping from V. Investments Limited at a price of US$9 per share. Under the Heads of Terms, Navalmar Transportes Maritimos LDA agreed to pay a total amount of US$16,020,000 to V. Investments Limited. The sale was consummated on October 5, 2005. Under the terms of the agreement, if Navalmar Transportes Maritimos LDA resells any of the shares within twelve months after the date of completion of the transaction, it will split in half the proceeds in excess of US$9 per share between itself and V. Investments Limited.

         On November 30, 2005, Navalmar Transportes Maritimos LDA purchased 2,800,744 Common Shares from Navalmar (UK) Limited for an aggregate purchase price of US$27,027,180 ($9.65 per share). Navalmar Transportes Maritimos LDA funded the purchase price with its own liquid assets.

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 15 of 33 Pages
------------------------                                ------------------------


         On November 16, 2005, Navalmar Transportes Maritimos LDA entered into an agreement whereby it agreed to sell to Weco Rederi 555,555 Common Shares for an aggregate purchase price of US$4,999,995 (US$9.00 per share). The securities were transferred on December 15, 2005.

         On July 28, 2006, V. Investments Limited and Greysea Limited agreed to sell their remaining interest in MC Shipping, 265,937 Common Shares for an aggregate sale price of US$2,872,119 (US $10.80 per share) to Weco Rederi.

         V. Investments Limited and Greysea Limited's purpose in effecting their sale of Common Shares is to realize their remaining investment in the Issuer.

         Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists with the Reporting Persons as to the acquisition, disposition, voting or holding of shares. Except as set forth herein, the Reporting Person has no present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.


Item 5 is amended and restated as follows:

         (a) - (b) V. Investments Limited, V. Ships Inc., V. Ships Group Ltd.,
V. Holdings Limited, Greysea Limited, Close Securities Limited, Close Investment Partners Limited, Navalmar Transportes Maritimos LDA, CO.FI.PA SpA, and Enrico Bogazzi may be deemed to have shared beneficial ownership of 4,492,385 Common Shares, which represents approximately 50.1% of the common stock outstanding (based on 8,972,714 Common Shares outstanding). The Reporting Persons share voting and dispositive power.

         The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

         (c). On July 28, 2006, V. Investments Limited and Greysea Limited agreed to dispose of 265,937 Common Shares at US$10.80 per share by means of a private sale.

         (d). Not applicable

         (e) As of July 28, 2006, V. Investments Limited, V. Holdings Limited, V Ships Group Ltd., V. Ships Inc., Greysea Limited, Close Securities Limited and Close Investment Partners Limited ceased to be beneficial owners of more than five percent of the Common Shares. Therefore, these entities are no longer required to file amendments to the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 16 of 33 Pages
------------------------                                ------------------------


         Except as described herein, neither Reporting Person nor, to the best of the Reporting Persons' knowledge, any of the persons named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of MC Shipping Inc., including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

         1. Voting Agreement between V. Holdings Limited and Navalmar Transportes Maritimos LDA. A verbal understanding existed between V. Investments Limited and Navalmar Transportes Maritimos LDA that their interests in MC Shipping Inc. will be voted in concert. No documentation exists in connection with this verbal understanding, which terminated on July 28, 2006, when V. Holdings Limited ceased to beneficially own Common Shares.

See Item 4.

Item 7.  Material to be Filed as Exhibits.


         Exhibit 1: Joint Filing Agreement

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 17 of 33 Pages
------------------------                                ------------------------


SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2006                       V. Investments Limited


                                            /s/ Roberto Giorgi
                                            -----------------------------
                                            By:   Roberto Giorgi
                                            Title: Authorized Signatory


                                            V. Ships Inc.


                                            /s/ Roberto Giorgi
                                            -----------------------------
                                            By:   Roberto Giorgi
                                            Title: Authorized Signatory


                                            V. Ships Group Ltd.


                                            /s/ Roberto Giorgi
                                            -----------------------------
                                            By:   Roberto Giorgi
                                            Title: Authorized Signatory


                                            V. Holdings Limited


                                            /s/ Patrick Rosselet
                                            -----------------------------
                                            By:   Patrick Rosselet
                                            Title: Authorized Signatory


                                              Greysea Limited


                                            /s/ Roberto Giorgi
                                            -----------------------------
                                            By:   Roberto Giorgi
                                            Title: Authorized Signatory

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 18 of 33 Pages
------------------------                                ------------------------


                                            Close Securities Limited


                                            /s/ Sarah Hale
                                            -----------------------------
                                             By:   Sarah Hale
                                            Title: Authorized Signatory


                                            Close Investment Partners Limited


                                            /s/ Sarah Hale
                                            -----------------------------
                                             By:   Sarah Hale
                                            Title: Authorized Signatory


                                            Navalmar Transportes Maritimos LDA


                                            /s/ Andrea Colombo
                                            -----------------------------
                                            By:   Andrea Colombo
                                            Title: Authorized Signatory


                                            CO.FI.PA SpA


                                            /s/ Enrico Bogazzi
                                            -----------------------------
                                            By:   Enrico Bogazzi
                                            Title: Authorized Signatory


                                               Enrico Bogazzi


                                            /s/ Enrico Bogazzi
                                            -----------------------------
                                            By:   Enrico Bogazzi

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 19 of 33 Pages
------------------------                                ------------------------


                                   SCHEDULE I

           EXECUTIVE OFFICERS AND DIRECTORS OF V. INVESTMENTS LIMITED


         The name of each director and executive officer of V. Investments Limited is set forth below. Directors of V. Investments Limited are indicated by an asterisk.


Name                      Present Principal Occupation or Employment                       Citizenship
                          Business Address, and Business Telephone
                          Number; Other Material Positions Held during
                          the Past Five Years:

---------------           --------------------------------------------                ------------------------

Tullio Biggi*             Chief Executive Officer, V. Holdings Group                           Italy
                          "Aigue Marine"
                          24 avenue de Fontvieille
                          B.P. 639 MC - 98013 Monaco +377 92-05-10-10
                          Tullio Biggi has been employed with the V.
                          Holdings Group for the past five years.

Roberto Giorgi*           Chief Executive Officer of Ship Management Division                  Italy
                          V. Holdings Group
                          "Aigue Marine"
                          24 avenue de Fontvieille
                          B.P. 639 MC - 98013 Monaco +377 92-05-10-10
                          Roberto Giorgi has been employed with the V.
                          Holdings Group for the past five years.

Patrick Rosselet*         Group Finance Director, V. Ships Group Ltd.                          Switzerland
                          Rue du Clos 21-23
                          C.P. 6165 CH - 1211 Geneva 6 Switzerland +41
                          22-737-0300
                          Acomarit Services Maritime SA
                          Rue du Clos 21-23
                          C.P. 6165 CH-1211 Geneva 6 Switzerland
                          Patrick Rosselet has been employed with V. Ships Group Ltd.
                          since January 2001.  Prior to his employment with V. Ships
                          Group Ltd., he was the Group Finance Director at Acomarit
                          Services Maritime SA (a shipping company).

Malcolm Willingale*       Corporate Strategy Director of Corporate Services Division,          UK
                          UK Division
                          V. Holdings Group
                          Gate House
                          1 Farringdon Street
                          EC4M 7NS
                          +44 (0) 20 7489 0088
                          Malcolm Willingale has been employed with the V.
                          Holdings Group for the past five years.


------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 20 of 33 Pages
------------------------                                ------------------------


           EXECUTIVE OFFICERS AND DIRECTORS OF V. SHIPS INC.

         The name of each director and executive officer of V. Ships Inc. is set forth below. Directors of V. Ships Inc. are indicated by an asterisk.


Name                      Present Principal Occupation or Employment                      Citizenship
                          Business Address, and Business Telephone
                          Number; Other Material Positions Held during
                          the Past Five Years:
---------------           --------------------------------------------                ------------------------
Tullio Biggi*             Chief Executive Officer, V. Holdings Group                           Italy
                          "Aigue Marine"
                          24 avenue de Fontvieille
                          B.P. 639 MC - 98013 Monaco +377 92-05-10-10
                          Tullio Biggi has been employed with the V.
                          Holdings Group for the past five years.

Roberto Giorgi*           Chief Executive Officer of Ship Management Division                  Italy
                          V. Holdings Group
                          "Aigue Marine"
                          24 avenue de Fontvieille
                          B.P. 639 MC - 98013 Monaco +377 92-05-10-10
                          Roberto Giorgi has been employed with the V.
                          Holdings Group for the past five years.

Lorenzo Malvarosa*        Chief Operating Officer of Ship Management Division                  Italy
                          V. Holdings Group
                          "Aigue Marine"
                          24 avenue de Fontvieille
                          B.P. 639 MC - 98013 Monaco +377 92-05-10-10
                          Lorenzo Malvarosa has been employed with the V.
                          Holdings Group for the past five years.


             EXECUTIVE OFFICERS AND DIRECTORS OF V. SHIPS GROUP LTD.


         The name of each director and executive officer of V. Ships Group Ltd.
is set forth below. Directors of V. Ships Group Ltd. are indicated by an asterisk.

Name                      Present Principal Occupation or Employment                        Citizenship
                          Business Address, and Business Telephone
                          Number; Other Material Positions Held during
                          the Past Five Years:
---------------           --------------------------------------------                ------------------------

Tullio Biggi*             Chief Executive Officer, V. Holdings Group                           Italy
                          "Aigue Marine"
                          24 avenue de Fontvieille
                          B.P. 639 MC - 98013 Monaco +377 92-05-10-10
                          Tullio Biggi has been employed with the V.
                          Holdings Group for the past five years.

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 21 of 33 Pages
------------------------                                ------------------------


Patrick Rosselet*         Group Finance Director, V. Ships Group Ltd.                          Switzerland
                          Rue du Clos 21-23
                          C.P. 6165 CH - 1211 Geneva 6 Switzerland
                          +41 22-737-0300
                          Acomarit Services Maritime SA
                          Rue du Clos 21-23
                          C.P. 6165 CH-1211 Geneva 6 Switzerland
                          Patrick Rosselet has been employed with V. Ships Group Ltd.
                          since January 2001.  Prior to his employment with V. Ships
                          Group Ltd., he was the Group Finance Director at Acomarit
                          Services Maritime SA (a shipping company).

David Greenhalgh*         Managing Director, V. Ships (Isle of Man) Limited                    UK
                          Eaglehurst
                          Belmont Hill
                          Douglas IM1 4NY
                          Isle of Man
                          +44 1624-688-886
                          David Greenhalgh has been employed with V. Ships Group Ltd.
                          for the past five years.

David North*              Non-Executive Director, V. Holdings Limited                          UK
                          Rue du Clos 21-23
                          C.P. 6165 CH - 1211 Geneva 6 Switzerland +41
                          22-737-0300
                          18 Glen Vine Park
                          Crosby IM4 4HA
                          Isle of Man
                          +44 1624-851-676
                          Central Government Office
                          Douglas
                          Isle of Man
                          David North is a Non-Executive Director of V.
                          Holdings Limited. He is retired from his position
                          as Minister at the Department of Trade & Industry
                          of the Isle of Man government, where he served
                          from 1996 until his retirement in 2001.


             EXECUTIVE OFFICERS AND DIRECTORS OF V. HOLDINGS LIMITED


         The name of each director and executive officer of V. Holdings Limited is set forth below. Directors of V. Holdings Limited are indicated by an asterisk.

Name                      Present Principal Occupation or Employment                       Citizenship
                          Business Address, and Business Telephone
                          Number; Other Material Positions Held during
                          the Past Five Years:
---------------           --------------------------------------------                ------------------------


------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 22 of 33 Pages
------------------------                                ------------------------


Tullio Biggi*             Chief Executive Officer, V. Holdings Group                           Italy
                          "Aigue Marine"
                          24 avenue de Fontvieille
                          B.P. 639 MC - 98013 Monaco +377 92-05-10-10
                          Tullio Biggi has been employed with the V.
                          Holdings Group for the past five years.

Roberto Giorgi*           Chief Executive Officer of Ship Management Division                  Italy
                          V. Holdings Group
                           "Aigue Marine"
                          24 avenue de Fontvieille
                          B.P. 639 MC - 98013 Monaco +377 92-05-10-10
                          Roberto Giorgi has been employed with the V.
                          Holdings Group for the past five years.

Giorgio Sulser*           Non-Executive Director, V. Holdings Limited                          Switzerland
                          Rue du Clos 21-23
                          C.P. 6165 CH - 1211 Geneva 6 Switzerland +41
                          22-737-0300 Acomarit Services Maritime SA
                          Rue du Clos 21-23
                          C.P. 6165 CH-1211 Geneva 6 Switzerland
                          Giorgio Sulser has been employed with V. Holdings
                          Limited since January 2001. Prior to his employment
                          with V. Holdings Limited, he was the CEO and Chairman
                          of Acomarit Services Maritime SA (a shipping company).

Donald Anderson*          Chief Executive Officer of Corporate Services Division               UK
                               V. Holdings Limited
                          "Aigue Marine"
                          24 avenue de Fontvieille
                          B.P. 639 MC - 98013 Monaco +377 92-05-10-10
                          Donald Anderson has been employed with the V.
                          Holdings Group for the past five years.

Antony Crawford           Chief Executive Officer of Financial Services Project                UK
                          Division, V. Holdings Group
                          Gate House
                          1 Farringdon Street
                          London EC4M 7NS
                          United Kingdom
                          +44 207-332-8500
                          Antony Crawford has been employed with the V. Holdings
                          Group for the past five years.

David Greenhalgh*         Managing Director, V. Ships (Isle of Man) Limited                    UK
                          Eaglehurst
                          Belmont Hill
                          Douglas IM1 4NY
                          Isle of Man
                          +44 1624-688-886
                          David Greenhalgh has been employed with V. Ships
                          Group Ltd. for the past five years.


------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 23 of 33 Pages
------------------------                                ------------------------


David North*              Non-Executive Director, V. Holdings Limited                          UK
                          Rue du Clos 21-23
                          C.P. 6165 CH - 1211 Geneva 6 Switzerland
                          +41 22-737-0300
                          18 Glen Vine Park
                          Crosby IM4 4HA
                          Isle of Man
                          +44 1624-851-676
                          Central Government Office
                          Douglas
                          Isle of Man
                          David North is a Non-Executive Director of V. Holdings
                          Limited. He is retired from his position as Minister
                          at the Department of Trade & Industry of the Isle of
                          Man government, where he served from 1996 until his
                          retirement in 2001.

Iestyn Williams           Non-Executive Chairman, V. Holdings Limited                          UK
                          Rue du Clos 21-23
                          C.P. 6165 CH - 1211 Geneva 6 Switzerland
                          +41 22-737-0300
                          Tainni Wey Road
                          Weybridge
                          Surrey KT13 8HB
                          United Kingdom
                          +44 1932-852-728
                          Serco Government Services
                          Serco House
                          16 Bartley Wood Business Park
                          Hampshire RG27 9UY
                          +44 1932-852-728
                          Iestyn Williams is a Non-Executive Chairman of V.
                          Holdings Limited. Earlier (until 31 March 2004),
                          Iestyn was Executive Director at the Serco Group
                          plc, whose principal business is the outsourcing
                          of government services.


               EXECUTIVE OFFICERS AND DIRECTORS OF GREYSEA LIMITED


         The name of each director and executive officer of Greysea Limited is set forth below. Directors of Greysea Limited are indicated by an asterisk.

Name                      Present Principal Occupation or Employment                       Citizenship
                          Business Address, and Business Telephone
                          Number; Other Material Positions Held during
                          the Past Five Years:
---------------           --------------------------------------------                ------------------------


------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 24 of 33 Pages
------------------------                                ------------------------

Tullio Biggi*             Chief Executive Officer, V. Holdings Group                           Italy
                          "Aigue Marine"
                          24 avenue de Fontvieille
                          B.P. 639 MC - 98013 Monaco +377 92-05-10-10
                          Tullio Biggi has been employed with the V.
                          Holdings Group for the past five years.

Roberto Giorgi*           Chief Executive Officer of Ship Management Division                  Italy
                          V. Holdings Group
                          "Aigue Marine"
                          24 avenue de Fontvieille
                          B.P. 639 MC - 98013 Monaco +377 92-05-10-10
                          Roberto Giorgi has been employed with the V.
                          Holdings Group for the past five years.

Lorenzo Malvarosa*        Chief Operating Officer of Ship Management Division                  Italy
                          V. Holdings Group
                          "Aigue Marine"
                          24 avenue de Fontvieille
                          B.P. 639 MC - 98013 Monaco +377 92-05-10-10
                          Lorenzo Malvarosa has been employed with the V.
                          Holdings Group for the past five years.

Malcolm Willingale*       Corporate  Strategy Director of Corporate  Services  Division,       UK
                          V. Holdings Group
                          Gate House
                          1 Farringdon Street
                          EC4M 7NS London
                          United Kingdom
                          +44 207-489-0088
                          Malcolm Willingale has been employed with the V.
                          Holdings Group for the past five years.

Mauro Terrevazzi*         President, Vlasov Group                                              Italy
                          "Aigue Marine"
                          24 Avenue de Fontvieille
                          B.P. 639
                          MC - 98013 Monaco
                          +377 9205 1010
                          Mauro Terrevazzi has been employed with the Vlasov
                          Group for the past five years.


------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 25 of 33 Pages
------------------------                                ------------------------

     EXECUTIVE OFFICERS AND DIRECTORS OF CLOSE SECURITIES LIMITED


         The name of each director and executive officer of Close Securities Limited is set forth below. Directors of Close Securities Limited are indicated by an asterisk.

Name                      Present Principal Occupation or Employment                      Citizenship
                          Business Address, and Business Telephone
                          Number; Other Material Positions Held during
                          the Past Five Years:
---------------           --------------------------------------------                ------------------------

Roger Perrin*             Director, Close Asset Management Holdings Limited                    UK
                          10 Crown Place
                          London EC2A 4FT
                          United Kingdom
                          +44 2076-553-100
                          Investment Banker, Close Brothers Group plc
                          10 Crown Place
                          London EC2A 4FT
                          United Kingdom
                          +44 2076-553-100
                          Roger Perrin is a director at Close Asset Management
                          Holdings Limited and has been employed by the Close
                          Brothers Group plc, an investment bank, for the past
                          five years.

Bill Crossan*             Investment Banker                                                    UK
                          Close Brothers Growth Capital Limited
                          10 Throgmorton Avenue
                          London EC2A 2DL
                          United Kingdom
                          +44 2070-651-100
                          Bill Crossan has been employed with Close Brothers
                          Growth Capital Limited for the past five years.

John Kelly*               Investment Banker                                                    UK
                          Close Brothers Private Equity LLP
                          10 Throgmorton Avenue
                          London EC2A 2DL
                          United Kingdom
                          +44 2070-651-100
                          John Kelly has been employed as an investment banker
                          with Close Brothers Private Equity LLP for the past
                          five years.

Julian Daly*              Finance Director,                                                    UK
                          Close Asset Management Holdings Limited
                          10 Crown Place
                          London EC2A 4FT
                          United Kingdom
                          +44 2076-553-100
                          Temenos Systems (UK) Ltd.
                          Albert Embankment
                          London
                          United Kingdom
                          Julian Daly has been employed with Close Asset
                          Management Holdings Limited, a holding company for the
                          Close Brothers Group plc asset management division
                          businesses, since March 2000. Prior to his employment
                          with Close Asset Management Holdings Limited, Julian
                          Daly was Finance Director at Temenos Systems (UK)
                          Ltd., whose principal business is banking software.


------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 26 of 33 Pages
------------------------                                ------------------------


Jonathan Sieff*           Investment Banker, Close Brothers Group plc                          UK
                          10 Crown Place
                          London EC2A 4FT
                          United Kingdom
                          +44 2076-553-100
                          Gerrard Limited
                          Old Mutual Place
                          2 Lambeth Hill
                          London EC4V 4GG
                          United Kingdom
                          Gerrard Private Bank (IOM) Limited St. Mary's Court 20
                          Hill Street, Douglas Isle of Man, IM1 1EU United
                          Kingdom Old Mutual plc 5th Floor, Old Mutual Place 2
                          Lambeth Hill London, EC4V 4GG United Kingdom. Jonathan
                          Sieff has been employed by the Close Brothers Group
                          plc, an investment bank, since June 2003. Prior to his
                          employment with the Close Brothers Group plc, Jonathon
                          Sieff was Executive Director at Gerrard Limited from
                          January 2002 and simultaneously (joint) CEO of Gerrard
                          Private Bank from May 2001. From July 1999 through
                          April 2001, Jonathon Sieff was a member of the
                          Corporate Development division at Old Mutual plc.

Sarah Hale*               Company Secretary, Close Brothers Private Equity                     UK
                          10 Throgmorton Avenue
                          London EC2N 2DL
                          United Kingdom
                          +44 (0) 20 7065 1115
                          Sarah Hale has been Company Secretary for Close
                          Brothers Private Equity for the past five years.


------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 27 of 33 Pages
------------------------                                ------------------------

      EXECUTIVE OFFICERS AND DIRECTORS OF CLOSE INVESTMENT PARTNERS LIMITED


         The name of each director and executive officer of Close Investment Partners Limited is set forth below. Directors of Close Investment Partners Limited are indicated by an asterisk.


Name                      Present Principal Occupation or Employment                     Citizenship
                          Business Address, and Business Telephone
                          Number; Other Material Positions Held during
                          the Past Five Years:
---------------           --------------------------------------------                ------------------------

Roger Perrin*             Director, Close Asset Management Holdings Limited                    UK
                          10 Crown Place
                          London EC2A 4FT
                          United Kingdom
                          +44 2076-553-100
                          Investment Banker, Close Brothers Group plc
                          10 Crown Place
                          London EC2A 4FT
                          United Kingdom
                          +44 2076-553-100
                          Roger Perrin is a director at Close Asset Management
                          Holdings Limited and has been employed by the Close
                          Brothers Group plc, an investment bank, for the past
                          five years.

Bill Crossan*             Investment Banker                                                    UK
                          Close Brothers Growth Capital Limited
                          10 Throgmorton Avenue
                          London EC2A 2DL
                          United Kingdom
                          +44 2070-651-100
                          Bill Crossan been employed with Close Brothers Growth
                          Capital Limited for the past five years.

Julian Daly*              Finance Director,                                                    UK
                          Close Asset Management Holdings Limited
                          10 Crown Place
                          London EC2A 4FT
                          United Kingdom
                          +44 2076-553-100
                          Temenos Systems (UK) Ltd.
                          Albert Embankment
                          London
                          United Kingdom
                          Julian Daly has been employed with Close Asset
                          Management Holdings Limited, a holding company for the
                          Close Brothers Group plc asset management division
                          businesses, since March 2000. Prior to his employment
                          with Close Asset Management Holdings Limited, Julian
                          Daly was Finance Director at Temenos Systems (UK)
                          Ltd., whose principal business is banking software.

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 28 of 33 Pages
------------------------                                ------------------------

Jonathan Sieff*           Investment Banker, Close Brothers Group plc                          UK
                          10 Crown Place
                          London EC2A 4FT
                          United Kingdom
                          +44 2076-553-100
                          Gerrard Limited
                          Old Mutual Place
                          2 Lambeth Hill
                          London EC4V 4GG
                          United Kingdom
                          Gerrard Private Bank (IOM) Limited St. Mary's Court 20
                          Hill Street, Douglas Isle of Man, IM1 1EU United
                          Kingdom Old Mutual plc 5th Floor, Old Mutual Place 2
                          Lambeth Hill London, EC4V 4GG United Kingdom. Jonathan
                          Sieff has been employed by the Close Brothers Group
                          plc, an investment bank, since June 2003. Prior to his
                          employment with the Close Brothers Group plc, Jonathon
                          Sieff was Executive Director at Gerrard Limited from
                          January 2002 and simultaneously (joint) CEO of Gerrard
                          Private Bank from May 2001. From July 1999 through
                          April 2001, Jonathon Sieff was a member of the
                          Corporate Development division at Old Mutual plc.

Sarah Hale*               Company Secretary, Close Brothers Private Equity                     UK
                          10 Throgmorton Avenue
                          London EC2N 2DL
                          United Kingdom
                          +44 (0) 20 7065 1115
                          Sarah Hale has been Company Secretary for Close
                          Brothers Private Equity for the past five years.


------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 29 of 33 Pages
------------------------                                ------------------------

     EXECUTIVE OFFICERS AND DIRECTORS OF NAVALMAR TRANSPORTES MARITIMOS LDA

         The name of each director and executive officer of Navalmar Transportes Maritimos LDA is set forth below. Directors of Navalmar Transportes Maritimos LDA are indicated by an asterisk.

Name                      Present Principal Occupation or Employment                       Citizenship
                          Business Address, and Business Telephone
                          Number; Other Material Positions Held during
                          the Past Five Years:
---------------           --------------------------------------------                ------------------------

Enrico Bogazzi*           Director, CO.FI.PA SpA                                               Italy
                          Director, Vittorio Bogazzi & Figli SpA
                          Via Cadorna 49/A
                          54036 Marina de Carrara
                          Italy
                          +390 585-631-665

                          Enrico Bogazzi has been employed with B Navi SpA
                          (ship management company) and Vittorio Bogazzi &
                          Figli SpA (ship agency company) for the past five years.

Michael Lloyd             Solicitor Michael Lloyd and Co.                                      UK
                          Third Floor, Millennium Bridge House
                          3 Lambeth Hill
                          London EC4V 4AJ
                          +44 0207-920-9666


                          Michael Lloyd has been the sole practitioner at Michael Lloyd and Co. since 2002. Before such time, he was a solicitor at Lloyd and Co.

Giorgio Boesgaard*        Director, Hugo Trumpy SpA                                            Denmark
                          10 via San Siro
                          16124 Genova
                          Italy
                          +390 10-24941

                          Giorgio Boesgaard has been employed by Hugo Trumpy
                          SpA, a ship agency company, for the past five years.

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 30 of 33 Pages
------------------------                                ------------------------

Andrea Colombo*           Director, Navalmar Transportes Maritimos LDA                         Italy
                          Rua Dos Murcas 15
                          Sala G, 2nd Andar
                          9000 Funchal (Madeira) Portugal
                          +3 51 291 238565

                          Andrea Colombo has been employed by Navalmar
                          Transportes Maritimos LDA from November 1997 and by Navalmar (UK) Limited since 2001.

Maria Dina Rodrigues*     Director Navalmar Transportes Maritimos LDA                          Portugal
                          Rua Dos Murcas 15
                          Sala G, 2nd Andar
                          9000 Funchal (Madeira) Portugal
                          +3 51 291 238565

                          Maria Dina Rodrigues was secretary of Navalmar
                          Transportes Maritimos LDA from November 2004 to
                          June 2005, when she became a director of the company. Prior to that, she worked from October
                          2003 to November 2004 as secretary for Empresa de
                          Trabalho Temporario SA, a temporary employment company. From February 2002 to September 2003 she worked in the commercial offices of Icams -
                          Servicos de Consultadoria Internacional, Comercial e Contabilidade, Lda, an international commercial consulting and accounting company, and from December 1999 through February 2002 she was a secretary with Florence Tricot -Trading e Marketing
                          Lda, a trading and marketing company.


               EXECUTIVE OFFICERS AND DIRECTORS OF CO.FI.PA SpA


         The name of each director and executive officer of CO .FI .PA SpA is set forth below. Directors of CO .FI .PA SpA are indicated by an asterisk.

Name                      Present Principal Occupation or Employment                       Citizenship
                          Business Address, and Business Telephone
                          Number; Other Material Positions Held during
                          the Past Five Years:
---------------           --------------------------------------------                ------------------------

Enrico Bogazzi*           Director, B Navi SpA                                                 Italy
                          Director, Vittorio Bogazzi & Figli SpA
                          Via Cadorna 49/A
                          54036 Marina de Carrara
                          Italy
                          +390 585-631-665

                          Enrico Bogazzi has been employed with B Navi SpA (ship management company) and Vittorio Bogazzi & Figli SpA
                          (ship agency company) for the past five years.

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 31 of 33 Pages
------------------------                                ------------------------


Maria Piccioli*           Piazza della Chiesa nr. 2                                            Italy
                          Massarosa
                          Italy

                          Maria Piccioli is a housewife and has had no other employment for the past five years.

Francesca Bogazzi*        2 Rue N.D. des Victoires                                             Italy
                          75002 Paris
                          France

                          Francesca Bogazzi is a housewife and has had no other employment for the past five years.


------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 32 of 33 Pages
------------------------                                ------------------------


                                    Exhibit 1

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of Statement on Schedule 13D (including amendments thereto) with respect to the Common Shares, par value US$0.01, of the MC Shipping Inc., a Liberian corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: July 28, 2006                        V. Investments Limited


                                            /s/ Roberto Giorgi
                                            -----------------------------
                                            By:   Roberto Giorgi
                                            Title: Authorized Signatory


                                            V. Ships Inc.


                                            /s/ Roberto Giorgi
                                            ------------------------------
                                            By:   Roberto Giorgi
                                            Title: Authorized Signatory


                                            V. Ships Group Ltd.


                                            /s/ Roberto Giorgi
                                            ------------------------------
                                            By:   Roberto Giorgi
                                            Title: Authorized Signatory


                                            V. Holdings Limited


                                            /s/ Patrick Rosselet
                                            ------------------------------
                                            By:   Patrick Rosselet
                                            Title: Authorized Signatory

------------------------                                ------------------------
CUSIP No. 55267Q 104                     13D                 Page 33 of 33 Pages
------------------------                                ------------------------

                                            Greysea Limited


                                            /s/ Roberto Giorgi
                                            ------------------------------
                                            By:   Roberto Giorgi
                                            Title: Authorized Signatory


                                            Close Securities Limited


                                            /s/ Sarah Hale
                                            ------------------------------
                                            By:   Sarah Hale
                                            Title: Authorized Signatory


                                            Close Investment Partners Limited


                                            /s/ Sarah Hale
                                            ------------------------------
                                            By:   Sarah Hale
                                            Title: Authorized Signatory


                                            Navalmar Transportes Maritimos LDA


                                            /s/ Andrea Colombo
                                            ------------------------------
                                            By:   Andrea Colombo
                                            Title: Authorized Signatory


                                            CO. FI. PA SpA


                                            /s/ Enrico Bogazzi
                                            ------------------------------
                                            By:   Enrico Bogazzi
                                            Title: Authorized Signatory


                                            Enrico Bogazzi

                                            /s/ Enrico Bogazzi
                                            ------------------------------
                                            By: Enrico Bogazzi